United States securities and exchange commission logo





                              December 18, 2023

       Levi Jacobson
       President, CEO, CFO and Director
       C2 Blockchain, Inc.
       123 SE 3rd Avenue, #130
       Miami, Florida 33131

                                                        Re: C2 Blockchain, Inc.
                                                            Amendment No. 1 to
                                                            Offering Statement
on Form 1-A
                                                            Filed November 9,
2023
                                                            File No. 024-12295

       Dear Levi Jacobson:

                                                        We have reviewed your
amended offering statement and have the following comments.

              Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your offering statement and the information you provide in response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our August 3, 2023 letter.

       Amendment No. 1 to Offering Statement on Form 1-A

       General

   1. We note your response to our prior comment 2 and reissue it in part. Securities Act Rule
                                                        251(d)(3)(i)(F),
requires that a continuous offering pursuant to such rule be commenced within two calendar
days after the qualification date. Your cover page disclosure appears inconsistent with the
requirements of Securities Act Rule 251(d)(3)(i)(F), please revise.
   2. We note your disclosure on page 15 that you "intend to initially only mine Bitcoin but futuristically may
evaluate the potential for mining or investing in existing, new and alternative
cryptocurrencies." We also note your statement on page 20 that while you have no plans as of this
date to trade your crypto assets for other crypto assets on a centralized or decentralized
exchange, you may do so in the future. Please revise as follows:
                                                            Discuss your
intentions to mine, invest in or transact in crypto assets other than
                                                             Bitcoin and update
this disclosure in future amendments as appropriate;
 Levi Jacobson
FirstName LastNameLevi   Jacobson
C2 Blockchain, Inc.
Comapany18,
December   NameC2
              2023 Blockchain, Inc.
December
Page 2    18, 2023 Page 2
FirstName LastName
                Describe your process, if any, for analyzing whether a particular crypto asset that you intend to mine, invest in, or transact in is a "security" within the meaning of Section
              2(a)(1) of the Securities Act and disclose that this is a risk-based judgment and does not constitute a legal determination binding on regulators or the courts; and
                Expand your risk factors to describe (i) the regulatory risks associated with any such policies and procedures for determining the characterization of crypto assets, (ii) the specific potential consequences to you and to investors if it is subsequently determined that you hold or have participated in the unregistered issuance or distribution of securities, including the specific risks inherent in your business model that may necessitate corrective measures as a result of judicial or regulatory actions, and (iii) the risks attendant to your plans, if any, to expand your business activities to include additional types of crypto assets.
3. Please provide support for the following statements, including a citation to your source for such information and the date of the data from such source:
             On pages 2 and 19, you disclose that, "We expect in the state of Georgia to pay industrial rate of $0.0598 per kilowatt-hour (kWh);" and
             On page 20, you disclose that, "Bitcoin   s price at the
approximate date of this filing is
             at a current level of $35,000 and up from $21,282.99 one year ago."
4. Your response to comment 3 states that you have removed from your disclosure references to business plans related to investments in private and/or public entities, joint ventures, and acquisitions of blockchain related companies. However, the notes to your financial statements on pages F-7 and F-14 continue to include such references. Please revise or advise.
5. We note your disclosure, including on page 20, that it could take several years for the company to be profitable based on initial startup expenses and projected mining rates, based on several assumptions. Please revise to prominently disclose that timeline in the summary section and include a related risk factor.
Offering Circular Summary
Business Description, page 2

6. There appear to be inconsistencies in your disclosures regarding electricity costs. As examples only, please revise to address the following points:
             Noting your disclosure on page 2 that the "total energy cost" for running 10 miners is approximately $433.44 per day, it is unclear how you calculated the monthly total cost to be approximately $1,863.79; and
             Noting your disclosure on page 20 that the electricity costs for running one miner is
             $4.33 per day, it is unclear how you calculated the total cost of running 10 miners is approximately $433.44 per day, as disclosed on page 2.
Time Frames, page 2

         On page 2, you disclose that, "We plan to purchase at least 10 mining machines and
 Levi Jacobson
FirstName LastNameLevi   Jacobson
C2 Blockchain, Inc.
Comapany18,
December   NameC2
              2023 Blockchain, Inc.
December
Page 3    18, 2023 Page 3
FirstName LastName
7. estimate that we will require two million dollars to get started." However, on page 19, you disclose that, "In order to implement our plan of operations for the next twelve-month period, we require a minimum of $200,000 of funding from this offering." Please revise to clarify or reconcile your disclosure. Also please revise to additional details in support of the minimum amount of proceeds you anticipate would be required to commence operations, including a detailed breakdown setting forth how you plan to utilize such net proceeds.
Risk Factors, page 6

8. Please add a separate risk factor addressing the risk that the assumptions in your breakeven analysis disclosure on page 20 may turn out to be inaccurate and the potential risks to investors arising therefrom. Also please include a cross-reference to this risk factor in your breakeven analysis disclosure.
The supply of Bitcoins available for mining is limited..., page 9

9. We note your revisions to the third risk factor on page 9 in response to comment 8. Please expand your disclosure to discuss in greater detail the basis for your expectation that
         "there will be a drop in hashrate as less efficient miners shut down, consequently reducing competition." Please also revise to take into account your disclosures elsewhere regarding the increases in Bitcoin mining difficulty in recent periods (e.g., on page 11 that "[f]rom
         January 2021 to October 2023, Bitcoin mining difficulty (the degree of difficulty involved in discovering new bitcoin blocks through mining) increased by approximately 3.2 times").
Growth in the popularity and use of other blockchain networks..., page 14

10. We note your reference to statistics from Frost & Sullivan in the second paragraph of this risk factor. As previously requested in comment 13, please provide a clear citation to any reports and industry analysis that you cite, including where such information can be found.
Management   s Discussion and Analysis
Plan of Operations After Completion of Reorganization, page 19

11. Your disclosure in this section assumes that you will receive the full amount of the offering. Noting that you are offering securities on a no minimum basis, please add a cross-reference to the Use of Proceeds section on page 21, which shows the allocation of your proceeds if 25%, 50%, 75% and 100% of the securities are sold. Description of Business, page 20

12. We note your disclosure on page 20 in response to comment 17. Please further revise to explain in greater detail your breakeven analysis. As previously requested, please revise to address the following points:
 Levi Jacobson
C2 Blockchain, Inc.
December 18, 2023
Page 4
                Compare the value of one mined Bitcoin to your cost to mine the one Bitcoin; and
                Discuss any known trends related to your breakeven analysis as of the most recent practicable date. As a non-exclusive example, clarify whether your cost of revenue and mining inputs (e.g., energy costs) have materially increased or decreased in recent periods.
13. Please expand your breakeven analysis to identify and explain the inputs used in your calculation and the key assumptions that you have utilized in preparing it, including, without limitation:
             Your proprietary hash rate and the number and efficiency of your mining machines;
             The total network hash rate and any material increases thereof in recent periods; and
             How your calculations take into account the estimated depreciation expenses of 15%
             per year for each mining machine.
14. We note your statement in the MD&A section on page 20 that you "expect the proceeds of this offering, together with funds from third party financings" will be sufficient for you to implement your business plan. Please disclose whether you intend to finance the purchase of mining equipment and, if so, reflect financing costs in your breakeven analysis.
Financial Statements
Report of Independent Registered Public Accounting Firm, page F-2

15. Please ask your auditors to tell us why they refer to consolidated statements of operations, stockholders' equity (deficit), and cash flows. We note that the financial statements are not labeled as consolidated and there is no accounting policy for consolidated financial statements.
Statement of Operations, page F-4

16. The statement of operations on page F-4 is for your unaudited interim periods ended
         September 30, 2023 and 2022 and should be for your audited annual periods ended June
         30, 2023 and 2022. Please revise to include your audited statements of operations.
       Please contact Kate Tillan at 202-551-3604 or Michelle Miller at 202-551-3368 if you
have questions regarding comments on the financial statements and related matters. Please contact David Lin at 202-551-3552 or Sandra Hunter Berkheimer at 202-551-3758 with any other questions.



FirstName LastNameLevi Jacobson                                Sincerely,
Comapany NameC2 Blockchain, Inc.
                                                               Division of
Corporation Finance
December 18, 2023 Page 4                                       Office of Crypto
Assets
FirstName LastName